G Medical Innovations Holdings Ltd.

5 Oppenheimer Street

Rehovot 76701015 Israel

July 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas O’ Leary

Re:	G Medical Innovations Holdings Ltd. Request for Withdrawal of Registration Statement on Form F-1 File No. 333-273484

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), G Medical Innovations Holdings Ltd., a Cayman Islands corporation (the "Company"), hereby requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Company's Registration Statement on Form F-1 (File No. 333-273484), originally filed on July 27, 2023 (together with all exhibits thereto, the "Registration Statement"). The Company has determined not to proceed with its public offering and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company confirms that no securities were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at G Medical Innovations Holdings Ltd., 5 Oppenheimer Street, Rehovot 76701015 Israel, email: Service@gmedinnovations.com , with a copy to the Company's counsel, David Aboudi, Esq., c/o The Crone Law Group, P.C., 420 Lexington Avenue, Suite 2446, New York, NY 10170, email: daboudi@cronelawgroup.com. If you have any questions regarding the foregoing application for withdrawal, please call Mr. Aboudi, Esq., at (347) 796-4286.

Very truly yours,

G MEDICAL INNOVATIONS HOLDINGS LTD.

By:	/s/ Yacov Geva
Dr. Yacov Geva, CEO